UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-8

Registration Statement

Under the Securities Act of 1933

TINGO, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	83-0549737
(State or other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

43 West 23rd Street, 2nd Floor New York, NY	10010
(Address of Principal Executive Offices)	(Zip Code)

Tingo, Inc. 2021 Equity Incentive Plan
(Full Title of the Plan)

Kenneth I. Denos, General Counsel and Secretary 43 West 23rd Street, 2nd Floor, New York, NY 10010
(Name and Address of Agent For Service)

(646) 847-0144
(Telephone Number, Including Area Code, of Agent For Service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Class A Common Stock	131,537,545	$1.55	$203,883,195	$18,899.97

(1) The maximum offering price per share of the securities is calculated based on Rule 457(c). The maximum offering price of $1.55 is based upon the closing trading price on OTC Markets on October 6, 2021.

(2) The maximum aggregate offering price equal to 131,537,545 shares multiplied by the offering price of $1.55, equaling $203,833,194.

(3) The amount of the Registration Fee equals $19,000.00. This amount is arrived at pursuant to the fee calculations set forth in Section 6(b) of the Securities Act of 1933.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Note: The document(s) containing the information specified in this Part I will be sent or given to eligible “Participants” (as defined below) in the Plan as specified by Rule 428(b)(1). Such documents need not be filed with the Commission either as part of this registration statement or as prospectuses or prospectus supplements pursuant to Rule 424. These documents and the documents incorporated by reference in the registration statement in Item 3 of Part II of this Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

Item 1.	Plan Information.

(a)	General Plan Information

Tingo, Inc., (hereafter, the “Registrant” or the “Company”) has adopted its 2021 Equity Incentive Plan (hereinafter referred to as the “Plan”), the nature and purpose of which is to compensate the Company’s officers, directors, employees, and consultants who are natural persons (hereafter, collectively, “Participants” or individually a “Participant”) for services rendered to the Company and to generate an increased incentive to contribute to the progress of the Company. The Plan is attached as an exhibit to this Registration Statement and provides for the issuance of an aggregate of 131,537,545 shares of the Registrant’s Class A common stock in connection with common stock purchase options granted under the Plan, grants of common stock under the Plan, restricted stock units, share appreciation rights, and other equity-linked awards as more particularly set forth under the Plan (such grants are hereafter generically referred to as “Awards”). Awards under the Plan may be made at any time up until ten years from the date the Plan is approved by the Company’s shareholders, which approval is anticipated to be shortly after the filing of this Registration Statement, which would result in an expiration date of approximately October 12, 2031 (the “Plan Expiration Date”).

The Compensation Committee of the Company’s Board of Directors (hereafter, the “Committee” or the “Administrator”) is the Administrator of the Plan. Members of the Committee serve for one-year terms or until such time as they resign, are unable to perform their duties as Committee members, or are dismissed from the Committee by the Board of Directors or dismissed as directors by the Company’s shareholders. Members of the Committee, as directors of the Company, are also eligible as Participants to receive Awards under the Plan. The Board may amend the Plan at any time and may also amend any Award granted thereunder without the consent of the Participant in receipt of such Award, unless any such amendment would have a material adverse effect in respect to the Award so granted.

The Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974.

The name, address, and telephone number of the Registrant are as set forth on the facing page of this Registration Statement. Additional information about the Plan may be obtained from the Registrant by any Participant.

(b)	Securities to be Offered

The Registrant intends to issue shares of its Class A common stock, par value $0.001 per share (“common stock”), the amounts of which are set forth above in subsection (a) of this Item 1.

(c)	Employees Who May Participate in the Plans

Any Employee, including any officer, director, or consultant of the Company who is an individual, shall be eligible to be designated a Participant in the Plan.

(d)	Purchase of Securities Pursuant to the Plans and Payment for Securities Offered

(1)	The Participants may be issued common stock purchase options, grants of common stock, stock appreciation rights (“SARs”), restricted stock units (“RSUs”), or performance shares for services rendered to the Registrant. The number of shares of common stock (whether as common stock purchase options, grants of common stock, SARs, RSUs, or performance shares) underlying any Award under the Plan shall be set by the Administrator. The aggregate number of shares of common stock underlying all Awards granted under the Plan shall not exceed the amount set forth in Item 1(a). Awards may be granted under the Plan until the Plan Expiration Date.

(2)	Payment for the securities constituting an Award consists of services rendered to the Registrant. In the case of common stock purchase options, payment of the exercise price of any such options shall be made in cash unless otherwise determined by the Administrator. The exercise price of common stock purchase options, and the purchase price for restricted shares, SARs, RSUs or performance shares is set by the Plan Administrator in accordance with the requirements of the Plan.

(3)	No contributions are required by a Participant under the Plan.

(4)	No contributions by the Registrant other than the issuance of Awards is applicable.

(5)	Reports to the Participant as to the amount and status of the Participant’s account under the Plan will not be made.

(6)	The Awards issued pursuant to the Plan will consist of (i) newly-issued shares of the Registrant with certain vesting and other restrictions, (ii) options to acquire newly-issued shares of the Registrant, (iii) SARs, and (iv) RSUs.

(7)	No fees or commissions will be paid or issued in connection with any Awards granted under the Plan.

(e)	Resale Restrictions

Awards of common stock purchase options may not be resold until the same are exercised pursuant to the terms of such Award, following which no resale restrictions shall apply. Awards of SARs and RSUs may not be resold. There are no resale restrictions in respect of the vested portion of Awards constituting shares of common stock, whether as restricted shares, bonus shares, or performance shares as described under the Plan.

(f)	Tax Effects on Plan Participation

The Plan is not qualified under Section 401(a) of the Internal Revenue Code. To the extent a Participant receives an Award of common stock purchase options with an exercise price below the fair value of the underlying common stock, such Participant may recognize ordinary income with respect to the difference between the exercise price and fair value in respect of any vested options. To the extent that a Participant receives an Award of common stock, the Participant will recognize ordinary income equal to the aggregate fair market value of any such shares that become vested and not subject to forfeiture.

(g)	Investment of Funds

Not applicable.

(h)	Withdrawal from Plan; Assignment of Interest

(1)	Withdrawal from Plan - Not applicable.

(2)	Assignment - Except by the laws of descent and distribution, a Participant may not assign his interests in the Plan without the written consent of the Company.

(i)	Forfeitures and Penalties

Absent a contrary provision in a Participant’s written agreement that embodies an Award under the Plan (each, an “Award Agreement”), the termination of a Participant’s directorship, employment, consulting relationship may result in the forfeiture of any unvested portion of an Award granted under the Plan. Moreover, except as may otherwise be set forth in an Award Agreement, any Award of common stock purchase options must be exercised within three (3) months of the cessation of a Participant’s directorship, employment, or consulting relationship with the Company, as applicable. In the case of a Participant’s death, such exercise period is one year from the Participant’s date of death. In the case of a Participant’s termination or removal for “cause” as defined in the Plan, any unvested portion of an Award of common stock purchase options or other securities shall be immediately forfeited to the Company.

(j)	Charges and Deductions, and Liens Therefor

There are no charges or deductions that may be made against the Participant’s interest in the Plan.

Item 2.	Registration Information and Employee Plan Annual Information.

Registrant shall provide to the Participant, without charge, upon oral or written request, the documents incorporated by reference in Item 3 of Part II of this Registration Statement. The Registrant shall also provide to the Participant, without charge, upon oral or written request, all of the documents required to be delivered to the Participant pursuant to Rule 428(b). Any and all such requests shall be directed to the Registrant at the address set forth on the cover page hereof. Its telephone number is (646) 847-0144.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

The following documents are hereby incorporated by reference in the Registration Statement:

(a)	the Registrant’s Annual Report on Form 10-K (including amendments thereto) for the fiscal year ended December 31, 2020, as filed with the SEC; and

(b)	all other reports filed with the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") since December 31, 2020.

In addition to the above, all documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment, which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in the Registration Statement and to be a part thereof from the date of filing of such documents.

Any statement contained herein or in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.	Description of Securities

Class A Common Stock. We are authorized to issue 1,250,000,000 shares of Class A common stock, par value $0.001 per share (also referred to herein as “common stock”), 1,096,146,211 shares of which are issued and outstanding as of the date of this Registration Statement. Holders of our common stock are entitled to one (1) vote per share but are not entitled to preemptive rights. Each share of common stock is entitled to dividends and distributions on a pro-rata basis as and when the same may be declared by the Company’s board of directors. In the event of a dissolution or winding up of the Company, subject to any rights afforded to holders of our Preferred Stock, holders of our common stock shall be entitled to share ratably in the Company’s assets available for distribution.

Preferred Stock. Our board of directors is authorized, subject to limitations prescribed by Nevada law, to issue up to 50,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”) in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. The terms of our authorized Preferred Stock allow the board of directors of the Company wide flexibility in setting the terms of Preferred Stock that may be issued in the future, subject to Nevada corporate law. The Company will, therefore, be afforded the greatest flexibility possible in seeking additional financing or in other types of transactions involving the issuance of Preferred Stock, as our board of directors deems appropriate in the exercise of its reasonable business judgment. The Preferred Stock could be used to make it difficult for a third party to gain control of the Company (e.g., by means of a tender offer), prevent or substantially delay such a change of control, discourage bids for the common stock at a premium, or otherwise adversely affect the market price of our common stock. As of the date of this Registration Statement, there are no shares of Preferred Stock issued and outstanding, and we have no present intention of issuing any shares of Preferred Stock.

Item 5.	Interests of Named Experts and Counsel

None.

Item 6.	Indemnification of Directors and Officers.

Pursuant to the Company’s Articles of Incorporation and, under Nevada law, the Company’s directors are not liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty, except for liability in connection with a breach of duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for authorization of illegal dividend payments or stock redemptions under Nevada law or any transaction from which a director has derived an improper personal benefit. The Company’s charter provides that the Registrant is authorized to provide indemnification of (and advancement of expenses) to directors, officers, employees and agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaws provisions, agreements with such persons, vote of stockholders or disinterested directors, or otherwise, to the fullest extent permitted by applicable law.

The Company has approved, and is intending to enter into, separate indemnification agreements with each of its current directors and officers. The indemnification agreement indemnifies the indemnitee to the fullest extent permitted by law, including against third-party claims and claims by or in right of the Company or any subsidiary or majority-owned partnership of the Company by reason of that person (including the advancement of expenses subject to certain conditions) (a) being a director, officer employee or agent of the Company, or of any subsidiary or majority-owned partnership of the Company or (b) serving at the request of the Company as a director, officer, employee or agent of another entity. If appropriate, the Company is entitled to assume the defense of the claim with counsel selected by the Company and approved by the indemnitee (which approval may not be unreasonably withheld). Separate counsel employed by the indemnitee will be at his or her own expense unless (1) the employment of separate counsel has been previously authorized by the Company, (2) the indemnitee reasonably concludes there may be a conflict of interest, or (3) the Company has not, in fact, employed counsel to assume the defense of such claim.

Regarding indemnification for liabilities arising under the Securities Act of 1933 (“Securities Act”), which may be permitted to directors or officers under Nevada law, the Company has been informed that, in the opinion of the Securities and Exchange Commission, indemnification is against public policy, as expressed in the Securities Act and is, therefore, unenforceable.

Item 7.	Exemption from Registration Claimed

Not Applicable.

Item 8.	Exhibits.

The following documents are filed as exhibits to this Form S-8:

Exhibit Number	Description

5.1	Opinion of John D. Thomas, P.C. regarding the legality of the securities being registered hereunder.

10.1	Tingo, Inc. 2021 Equity Incentive Plan.

23.1	Consent of John D. Thomas, P.C. (contained in Exhibit 5.1 above).

23.2	Consent of Registered Public Accounting Firm, Centurion ZD CPA & Co.

23.3	Consent of Registered Public Accounting Firm, Olayinka Oyebola &Co.

Item 9.	Undertakings.

(a)	The Registrant hereby undertakes to do the following:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)       The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)       Insofar as indemnification for liabilities arising under the Securities Act, as amended, may be permitted to directors, officers, and controlling persons of the registrant pursuant to any provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

The Registrant

Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city and State of New York, on October 12, 2021. This Form S-8 has been signed below on behalf of the Company and by the following persons, which include the principal executive officer, principal financial officer, and at least a majority of the board of directors, in the following capacities and on the dates indicated:

TINGO, INC.

By:	/s/ Dozy Mmobuosi
Dozy Mmobuosi
Chief Executive Officer

By:	/s/ Dakshesh Patel
Dakshesh Patel
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the 12th day of October, 2021.

Signature	Title	Date

/s/ John Brown	Co-Chairman	October 12, 2021
John Brown

/s/ Christophe Francois Charlier	Co-Chairman	October 12, 2021
Christophe Francois Charlier

/s/ Adewale Adebayo	Director	October 12, 2021
Adewale Adebayo

/s/ Christopher Cleverly	Director	October 12, 2021
Christopher Cleverly

/s/ Gurjinder Johal	Director	October 12, 2021
Gurjinder Johal

/s/ Leslie Kasumba	Director	October 12, 2021
Leslie Kasumba

/s/ Alex Lightman	Director	October 12, 2021
Alex Lightman

/s/ Dozy Mmobuosi	Director	October 12, 2021
Dozy Mmobuosi

/s/ Onyekachi Onubogu	Director	October 12, 2021
Onyekachi Onubogu

/s/ Dakshesh Patel	Director	October 12, 2021
Dakshesh Patel

/s/ Derrick Randall	Director	October 12, 2021
Derrick Randall

The Plan

Pursuant to the requirements of the Securities Act, the trustees (or other persons who administer the Plan) have duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city and State of New York, on October 12, 2021:

TINGO, INC.

By:	/s/ Onyekachi Onubogu
Onyekachi Onubogu
Chair of the Compensation Committee